UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 7 TO

ANNUAL REPORT

of

PROVINCE OF ONTARIO

(Canada)

(Name of Registrant)

Date of end of last fiscal year: March 31, 2020

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Ian Todd

Ontario’s Representative in the United States

Embassy of Canada to the United States

Office of Ontario

c/o Consulate General of Canada

1251 Avenue of the Americas, Concourse Level

New York, New York

U.S.A. 10020-1175

Copies to:

Jason R. Lehner

Shearman & Sterling LLP

Commerce Court West, 199 Bay Street

Suite 4405, P.O. Box 247

Toronto, Ontario, Canada M5L IE8

*	The Registrant is filing this annual report on a voluntary basis.

PROVINCE OF ONTARIO

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2020 (the “Annual Report“) as follows:

The following additional exhibit is added to the Annual Report:

Exhibit (99.9)	Public Accounts of Ontario: 2020-2021 Annual Report and Consolidated Financial Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

PROVINCE OF ONTARIO (Name of registrant)

September 28, 2021	By:	/s/ Opallycia A. Kandelas
		Name:	Opallycia A. Kandelas
		Title:	Director, Capital Markets Operations
Capital Markets Division
Ontario Financing Authority

EXHIBIT INDEX

Exhibit (99.9):	Public Accounts of Ontario: 2020-2021 Annual Report and Consolidated Financial Statements